**SECURITIES AND EXCHANGE COMMISSION**
**Washington, D.C. 20549**
**SCHEDULE 13D**
**Under the Securities and Exchange Act of 1934**

**(Amendment No. 3)\***

**LL&E Royalty Trust**

(Name of Issuer)

**Units of Beneficial Interest**

(Title of Class of Securities)

**502003 10 6**

(CUSIP Number)

**Robert Robotti**
**c/o Robotti & Company, Incorporated**
**110 East 42nd Street, Suite 1100**
**New York, New York 10017**
**212-986-4800**

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

**August 28, 2009**

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

**Note**: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See 13d-7 for other parties to whom copies are to be sent.

(Page 1 of 23 Pages)

\*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.  Names of Reporting Persons
    Robert E. Robotti

2.  Check the Appropriate Box if a Member of a Group (See Instructions)
    (a)  [  ]        (b)  [X]

3.  SEC Use Only

4.  Source of Funds (See Instructions)
    AF, OO

5.  Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)                    [  ]

6.  Citizenship or Place of Organization
    United States

| Number of Shares Beneficially Owned by Each Reporting Person With | |
|---|---|
| 7. Sole Voting Power: -0- | |
| 8. Shared Voting Power: 1,772,768 | |
| 9. Sole Dispositive Power: -0- | |
| 10. Shared Dispositive Power: 1,772,768 | |

11. Aggregate Amount Beneficially Owned by Each Reporting Person
    1,772,768

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [  ]

13. Percent of Class Represented by Amount in Row (11)
    9.3%

14. Type of Reporting Person (See Instructions)
    IN, HC

1.  Names of Reporting Persons
    Robotti & Company, Incorporated

2.  Check the Appropriate Box if a Member of a Group (See Instructions)
    (a)  [ ]       (b)  [X]

3.  SEC Use Only

4.  Source of Funds (See Instructions)
    OO

5.  Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)                [   ]

6.  Citizenship or Place of Organization
    New York

Number of Shares Beneficially Owned by Each Reporting Person With

7.  Sole Voting Power: -0-

8.  Shared Voting Power: 65,800

9.  Sole Dispositive Power: -0-

10.  Shared Dispositive Power: 65,800

11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     65,800

12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [  ]

13.  Percent of Class Represented by Amount in Row (11)
     Less than 1%

14.  Type of Reporting Person (See Instructions)
     CO, HC

| | |
|---|---|
| 1. | Names of Reporting Persons<br>Robotti & Company, LLC |

| | |
|---|---|
| 2. | Check the Appropriate Box if a Member of a Group (See Instructions)<br>(a) [ ]      (b) [X] |

| | |
|---|---|
| 3. | SEC Use Only |

| | |
|---|---|
| 4. | Source of Funds (See Instructions)<br>OO |

| | | |
|---|---|---|
| 5. | Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) | [ ] |

| | |
|---|---|
| 6. | Citizenship or Place of Organization<br>New York |

| Number of<br>Shares<br>Beneficially<br>Owned by<br>Each<br>Reporting<br>Person With | 7. Sole Voting Power: -0- |
|---|---|
| | 8. Shared Voting Power: 64,500 |
| | 9. Sole Dispositive Power: -0- |
| | 10. Shared Dispositive Power: 64,500 |

| | |
|---|---|
| 11. | Aggregate Amount Beneficially Owned by Each Reporting Person<br>64,500 |

| | |
|---|---|
| 12. | Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ] |

| | |
|---|---|
| 13. | Percent of Class Represented by Amount in Row (11)<br>Less than 1% |

| | |
|---|---|
| 14. | Type of Reporting Person (See Instructions)<br>OO, BD |

1. Names of Reporting Persons
   Robotti & Company Advisors, LLC

2. Check the Appropriate Box if a Member of a Group (See Instructions)
   (a) [ ]      (b) [X]

3. SEC Use Only

4. Source of Funds (See Instructions)
   OO

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)          [ ]

6. Citizenship or Place of Organization
   New York

| Number of Shares Beneficially Owned by Each Reporting Person With | |
|---|---|
| 7. Sole Voting Power: -0- | |
| 8. Shared Voting Power: 1,300 | |
| 9. Sole Dispositive Power: -0- | |
| 10. Shared Dispositive Power: 1,300 | |

11. Aggregate Amount Beneficially Owned by Each Reporting Person
    1,300

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13. Percent of Class Represented by Amount in Row (11)
    Less than 1%

14. Type of Reporting Person (See Instructions)
    OO, IA

1.  Names of Reporting Persons
    Kenneth R. Wasiak

2.  Check the Appropriate Box if a Member of a Group (See Instructions)
    (a)  [ ]        (b)  [X]

3.  SEC Use Only

4.  Source of Funds (See Instructions)
    AF

5.  Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)                  [ ]

6.  Citizenship or Place of Organization
    United States

| Number of Shares Beneficially Owned by Each Reporting Person With | |
|---|---|
| 7.  Sole Voting Power: -0- | |
| 8.  Shared Voting Power: 1,706,968 | |
| 9.  Sole Dispositive Power: -0- | |
| 10. Shared Dispositive Power: 1,706,968 | |

11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     1,706,968

12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.  Percent of Class Represented by Amount in Row (11)
     9.0%

14.  Type of Reporting Person (See Instructions)
     IN, HC

| | |
|---|---|
| 1. | Names of Reporting Persons<br>Ravenswood Management Company, L.L.C. |

| | |
|---|---|
| 2. | Check the Appropriate Box if a Member of a Group (See Instructions)<br>(a) [ ]     (b) [X] |

| | |
|---|---|
| 3. | SEC Use Only |

| | |
|---|---|
| 4. | Source of Funds (See Instructions)<br>AF |

| | |
|---|---|
| 5. | Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)          [ ] |

| | |
|---|---|
| 6. | Citizenship or Place of Organization<br>New York |

| Number of Shares Beneficially Owned by Each Reporting Person With | 7. Sole Voting Power: -0- |
|---|---|
| | 8. Shared Voting Power: 1,706,968 |
| | 9. Sole Dispositive Power: -0- |
| | 10. Shared Dispositive Power: 1,706,968 |

| | |
|---|---|
| 11. | Aggregate Amount Beneficially Owned by Each Reporting Person<br>1,706,968 |

| | |
|---|---|
| 12. | Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ] |

| | |
|---|---|
| 13. | Percent of Class Represented by Amount in Row (11)<br>9.0% |

| | |
|---|---|
| 14. | Type of Reporting Person (See Instructions)<br>OO |

1.  Names of Reporting Persons
    The Ravenswood Investment Company, L.P.

2.  Check the Appropriate Box if a Member of a Group (See Instructions)
    (a)  [ ]        (b)  [X]

3.  SEC Use Only

4.  Source of Funds (See Instructions)
    WC

5.  Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)                    [ ]

6.  Citizenship or Place of Organization
    New York

| Number of Shares Beneficially Owned by Each Reporting Person With | |
|---|---|
| 7. Sole Voting Power: -0- | |
| 8. Shared Voting Power: 1,205,582 | |
| 9. Sole Dispositive Power: -0- | |
| 10. Shared Dispositive Power: 1,205,582 | |

11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     1,205,582

12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.  Percent of Class Represented by Amount in Row (11)
     6.4%

14.  Type of Reporting Person (See Instructions)
     PN

| | |
|---|---|
| 1. | Names of Reporting Persons<br>Ravenswood Investments III, L.P. |

| | |
|---|---|
| 2. | Check the Appropriate Box if a Member of a Group (See Instructions)<br>(a) [ ]      (b) [X] |

| | |
|---|---|
| 3. | SEC Use Only |

| | |
|---|---|
| 4. | Source of Funds (See Instructions)<br>WC |

| | |
|---|---|
| 5. | Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)      [ ] |

| | |
|---|---|
| 6. | Citizenship or Place of Organization<br>New York |

| Number of Shares Beneficially Owned by Each Reporting Person With | 7. Sole Voting Power: -0- |
|---|---|
| | 8. Shared Voting Power: 501,386 |
| | 9. Sole Dispositive Power: -0- |
| | 10. Shared Dispositive Power: 501,386 |

| | |
|---|---|
| 11. | Aggregate Amount Beneficially Owned by Each Reporting Person<br>501,386 |

| | |
|---|---|
| 12. | Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ] |

| | |
|---|---|
| 13. | Percent of Class Represented by Amount in Row (11)<br>2.6% |

| | |
|---|---|
| 14. | Type of Reporting Person (See Instructions)<br>PN |

1. Names of Reporting Persons
   Benjamin Stein

2. Check the Appropriate Box if a Member of a Group (See Instructions)
   (a) [ ]      (b) [X]

3. SEC Use Only

4. Source of Funds (See Instructions)
   AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)                    [ ]

6. Citizenship or Place of Organization
   United States

| Number of Shares Beneficially Owned by Each Reporting Person With | |
|---|---|
| 7. Sole Voting Power: -0- | |
| 8. Shared Voting Power: 129,034 | |
| 9. Sole Dispositive Power: -0- | |
| 10. Shared Dispositive Power: 129,034 | |

11. Aggregate Amount Beneficially Owned by Each Reporting Person
    129,034

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13. Percent of Class Represented by Amount in Row (11)
    Less than 1%

14. Type of Reporting Person (See Instructions)
    IN, HC

1. Names of Reporting Persons
   Zachary Sternberg

2. Check the Appropriate Box if a Member of a Group (See Instructions)
   (a) [ ]      (b) [X]

3. SEC Use Only

4. Source of Funds (See Instructions)
   AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)                    [ ]

6. Citizenship or Place of Organization
   United States

| Number of | 7. Sole Voting Power: -0- |
| Shares | |
| Beneficially | 8. Shared Voting Power: 129,034 |
| Owned by | |
| Each | 9. Sole Dispositive Power: -0- |
| Reporting | |
| Person With | 10. Shared Dispositive Power: 129,034 |

11. Aggregate Amount Beneficially Owned by Each Reporting Person
    129,034

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13. Percent of Class Represented by Amount in Row (11)
    Less than 1%

14. Type of Reporting Person (See Instructions)
    IN, HC

1.  Names of Reporting Persons
    Spruce House Capital LLC

2.  Check the Appropriate Box if a Member of a Group (See Instructions)
    (a)  [ ]        (b)  [X]

3.  SEC Use Only

4.  Source of Funds (See Instructions)
    AF

5.  Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)                    [ ]

6.  Citizenship or Place of Organization
    Delaware

| Number of Shares Beneficially Owned by Each Reporting Person With | |
|---|---|
| 7. | Sole Voting Power: -0- |
| 8. | Shared Voting Power: 129,034 |
| 9. | Sole Dispositive Power: -0- |
| 10. | Shared Dispositive Power: 129,034 |

11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     129,034

12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.  Percent of Class Represented by Amount in Row (11)
     Less than 1%

14.  Type of Reporting Person (See Instructions)
     OO

1.  Names of Reporting Persons
    Spruce House Partners LP

2.  Check the Appropriate Box if a Member of a Group (See Instructions)
    (a)  [ ]        (b)  [X]

3.  SEC Use Only

4.  Source of Funds (See Instructions)
    WC

5.  Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)                    [ ]

6.  Citizenship or Place of Organization
    Delaware

| Number of | 7. Sole Voting Power: -0- |
| Shares | |
| Beneficially | 8. Shared Voting Power: 129,034 |
| Owned by | |
| Each | 9. Sole Dispositive Power: -0- |
| Reporting | |
| Person With | 10. Shared Dispositive Power: 129,034 |

11. Aggregate Amount Beneficially Owned by Each Reporting Person
    129,034

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13. Percent of Class Represented by Amount in Row (11)
    Less than 1%

14. Type of Reporting Person (See Instructions)
    PN

This Statement on Schedule 13D Amendment No. 3 (this "Statement") is filed on behalf of the Reporting Persons with the Securities and Exchange Commission (the "Commission"). This Statement amends the Initial Statement of Beneficial Ownership on Schedule 13D relating to Units of Beneficial Interest (the "Units") of LL&E Royalty Trust (the "Issuer"), filed on October 23, 2008 with the Commission as amended by Amendment No. 1 and Amendment No. 2 thereto, filed with the Commission on February 9, 2009 and June 10, 2009 respectively (as so amended, the "Amended Statement"), as specifically set forth herein. Capitalized terms used herein and not otherwise defined herein shall have the same meanings ascribed to them in the Initial Statement.

**Item 2.          Identity and Background**

Item 2 of the Amended Statement is hereby amended and restated to read as follows:

(a), (b), (c) and (f). This Statement is filed on behalf of Robert E. Robotti ("Robotti"), Robotti & Company, Incorporated ("ROBT"), Robotti & Company, LLC ("Robotti & Company"), Robotti & Company Advisors, LLC ("Robotti Advisors"), Kenneth R. Wasiak ("Wasiak"), Ravenswood Management Company, L.L.C. ("RMC"), The Ravenswood Investment Company, L.P. ("RIC"), Ravenswood Investments III, L.P. ("RI,"), Benjamin Stein ("Stein"), Zachary Sternberg ("Sternberg"), Spruce House Capital LLC ("SHC"), and Spruce House Partners LP ("SHP" and together with Robotti, ROBT, Robotti & Company, Robotti Advisors, Wasiak, RMC, RIC, RI, Stein, Sternberg, and SHC the "Reporting Persons").

Mr. Robotti is a United States citizen whose principal occupation is serving as the president and treasurer of ROBT. ROBT, a New York corporation, is the parent holding company of Robotti & Company and Robotti Advisors. Robotti & Company, a New York limited liability company, is a broker-dealer registered under Section 15 of the Securities Exchange Act of 1934, as amended ("Exchange Act"). Robotti Advisors, a New York limited liability company, is an investment advisor registered under the Investment Advisers Act of 1940, as amended

Mr. Wasiak is a United States citizen whose principal occupation is serving as a consultant in the accounting firm of Pustorino, Puglisi & Company, P.C. Each of Messrs. Robotti and Wasiak are Managing Member of RMC. RMC, a New York limited liability company, is the general partner of RIC and RI. RIC and RI, New York limited partnerships, are private investment partnerships engaged in the purchase and sale of securities for their own accounts.

Mr. Stein and Mr. Sternberg are United States citizens whose principal occupations are serving as employees of Robotti & Company. Each of Messrs. Stein and Sternberg are Managing Members of SHC. SHC, a Delaware limited liability company, is the general partner of SHP. SHP, a Delaware limited partnership, is a private investment partnership engaged in the purchase and sale of securities for its own account.

The address of each of the Reporting Persons other than Mr. Wasiak, RMC, RIC, and RI is 110 East 42$^{nd}$ Street, Suite 1100, New York, New York 10017. RMC's, RIC's, and RI's address is 104 Gloucester Road, Massapequa, New York 11758. Mr. Wasiak's business address is 515 Madison Avenue, New York, New York 10022.

Executive Officers and Directors:

In accordance with the provisions of General Instruction C to Schedule 13D information concerning executive officers and directors of ROBT, Robotti & Company, and Robotti & Company Advisors is included in Schedule A hereto and is incorporated by reference herein.

(d) and (e).  None of the Reporting Persons, and to the best knowledge of the Reporting Persons, none of the persons set forth on Schedule A, has during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

**Item 3.        Source and Amount of Funds or Other Consideration**

Item 3 of the Amended Statement is hereby amended and restated to read as follows:

The aggregate purchase price of the 64,500 Units held by Robotti & Company is $157,264.46 (including brokerage fees and expenses).  All of the Units beneficially held by Robotti & Company were paid for using the personal funds of its discretionary customers.

The aggregate purchase price of the 1,300 Units held by Robotti & Advisors is $3,138.25 (including brokerage fees and expenses).  All of the Units beneficially held by Robotti & Advisors were paid for using the personal funds of its discretionary customers.

The aggregate purchase price of the 1,205,582 Units held by RIC is $1,769,918.18 (including brokerage fees and expenses).  All of the Units beneficially held by RIC were paid for using its working capital.

The aggregate purchase price of the 501,386 Units held by RI is $783,918.70 (including brokerage fees and expenses).  All of the Units beneficially held by RI were paid for using its working capital.

The aggregate purchase price of the 129,034 Units held by SHP is $70,185.05 (including brokerage fees and expenses).  All of the Units beneficially held by SHP were paid for using its working capital.

**Item 5.        Interest in Securities of the Issuer**

Item 5 of the Amended Statement is hereby amended and restated to read as follows:

(a)-(b) As of September 2, 2009, the aggregate number of Units and percentage of the outstanding Units of the Issuer beneficially owned (i) by each of the Reporting Persons, and (ii) to the knowledge of the Reporting Persons, by each other person who may be deemed to be a member of a group, is as follows:

| Reporting Person | Aggregate Number of Units | Number of Units: Sole Power to Vote or Dispose | Number of Units: Shared Power to Vote or Dispose | Approximate Percentage* |
|---|---|---|---|---|
| Robotti (1)(2)(3)(4) | 1,772,768 | 0 | 1,772,768 | 9.33% |
| ROBT (1)(2) | 65,800 | 0 | 65,800 | ** |
| Robotti & Company (1)(2) | 64,500 | 0 | 64,500 | ** |
| Robotti & Company Advisors(1)(3) | 1,300 | 0 | 1,300 | ** |
| Wasiak (1)(4)(5) | 1,706,968 | 0 | 1,706,968 | 8.99% |
| RMC (1)(4)(5) | 1,706,968 | 0 | 1,706,968 | 8.99% |
| RIC (1)(4) | 1,205,582 | 0 | 1,205,582 | 6.35% |
| RI (1)(5) | 501,386 | 0 | 501,386 | 2.64% |
| Stein (1)(6) | 129,034 | 0 | 129,034 | ** |
| Sternberg (1)(6) | 129,034 | 0 | 129,034 | ** |

| | | | | |
|---|---|---|---|---|
| SHC (1)(6) | 129,034 | 0 | 129,034 | ** |
| SHP (1)(6) | 129,034 | 0 | 129,034 | ** |

*Based on 18,991,304 Units of Beneficial Interest outstanding as of August 25, 2009 as disclosed in the Issuer's Annual Report on Form 10-K, for the year ended December 31, 2008.

** Less than one percent.

(1) Each of the Reporting Persons disclaims beneficial ownership of the securities held by the other Reporting Persons except to the extent of such Reporting Person's pecuniary interest therein, if any.

(2) Each of Mr. Robotti and ROBT share with Robotti & Company the power to vote or direct the vote, and share the power to dispose or to direct the disposition, of 64,500 Units owned by the discretionary customers of Robotti & Company.

(3) Each of Mr. Robotti and ROBT share with Robotti Advisors the power to vote or direct the vote, and share the power to dispose or to direct the disposition, of 1,300 Units owned by the discretionary customers of Robotti & Company

(4) Each of Messrs. Robotti and Wasiak and RMC share with RIC the power to vote or direct the vote, and share the power to dispose or to direct the disposition, of 1,205,582 Units owned by RIC.

(5) Each of Messrs. Robotti and Wasiak and RMC share with RI the power to vote or direct the vote, and share the power to dispose or to direct the disposition, of 501,386 Units owned by RI.

(6) Each of Messrs. Stein and Sternberg and SHC share with SHP the power to vote or direct the vote, and share the power to dispose or to direct the disposition, of 129,034 Units owned by SHP.

(c) The table below lists all the transactions in the Issuer's Units in the past sixty days by the Reporting Persons. All such transactions were made by RIC, RI, and SHP in the open market.

Transactions in Units Within The Past Sixty Days

| Party | Date of Purchase/ Sale | Number of Units | Buy/Sell | Price Per Unit |
|---|---|---|---|---|
| RIC | 07/07/2009 | 4,500 | BUY | $0.50 |
| RI | 07/07/2009 | 2,100 | BUY | $0.50 |
| RIC | 07/08/2009 | 19,110 | BUY | $0.5119 |
| RI | 07/08/2009 | 8,190 | BUY | $0.5119 |
| RIC | 07/10/2009 | 878 | BUY | $0.50 |
| RI | 07/10/2009 | 377 | BUY | $0.50 |
| RIC | 07/13/2009 | 8,875 | BUY | $0.50 |
| RI | 07/13/2009 | 3,803 | BUY | $0.50 |
| RIC | 07/15/2009 | 700 | BUY | $0.50 |
| RI | 07/15/2009 | 300 | BUY | $0.50 |
| RIC | 07/16/2009 | 600 | BUY | $0.50 |
| RIC | 07/17/2009 | 6,200 | BUY | $0.50 |
| RI | 07/17/2009 | 2,667 | BUY | $0.50 |
| RIC | 07/20/2009 | 983 | BUY | $0.50 |
| RI | 07/20/2009 | 422 | BUY | $0.50 |
| RIC | 07/21/2009 | 8,116 | BUY | $0.50 |
| RI | 07/21/2009 | 3,479 | BUY | $0.50 |
| RIC | 07/22/2009 | 1,120 | BUY | $0.49 |
| RI | 07/22/2009 | 480 | BUY | $0.49 |
| RIC | 07/23/2009 | 1,512 | BUY | $0.50 |

| | | | | |
|---|---|---|---|---|
| RI | 07/23/2009 | 648 | BUY | $0.50 |
| RIC | 07/24/2009 | 700 | BUY | $0.50 |
| RI | 07/24/2009 | 300 | BUY | $0.50 |
| RIC | 07/27/2009 | 3,139 | BUY | $0.48 |
| RI | 07/27/2009 | 1,346 | BUY | $0.48 |
| RIC | 07/30/2009 | 500 | BUY | $0.50 |
| SHP | 07/30/2009 | 9,647 | BUY | $0.52 |
| SHP | 07/31/2009 | 7,400 | BUY | $0.55 |
| SHP | 08/06/2009 | 2,185 | BUY | $0.52 |
| SHP | 08/07/2009 | 14,407 | BUY | $0.5232 |
| SHP | 08/10/2009 | 3,180 | BUY | $0.5191 |
| SHP | 08/12/2009 | 8,145 | BUY | $0.553 |
| SHP | 08/13/2009 | 1,200 | BUY | $0.53 |
| SHP | 08/14/2009 | 1,667 | BUY | $0.52 |
| SHP | 08/17/2009 | 1,853 | BUY | $0.52 |
| SHP | 08/25/2009 | 21,300 | BUY | $0.565 |
| SHP | 08/26/2009 | 18,700 | BUY | $0.54 |
| RIC | 08/28/2009 | 11,760 | BUY | $0.50 |
| RI | 08/28/2009 | 5,040 | BUY | $0.50 |
| SHP | 08/28/2009 | 16,800 | BUY | $0.50 |
| RIC | 08/31/2009 | 15,470 | BUY | $0.53 |
| RI | 08/31/2009 | 6,630 | BUY | $0.53 |
| SHP | 08/31/2009 | 22,100 | BUY | $0.53 |
| RIC | 09/01/2009 | 315 | BUY | $0.53 |
| RI | 09/01/2009 | 135 | BUY | $0.53 |
| SHP | 09/01/2009 | 450 | BUY | $0.53 |

(d)     Robotti & Company's discretionary customers and Robotti Advisors' clients have the right to receive and the power to direct the receipt of dividends from, and the proceeds from the sale of, Units owned by them. Except as set forth in the immediately preceding sentence, no Person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such Units beneficially owned by the Reporting Persons.

(e)     Not Applicable.

**Item 6.        Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer**

Item 6 of the Amended Statement has been amended and restated to read as follows:

        Each of the Reporting Persons is a party to an Amended and Restated Joint Filing Agreement dated as of September 2, 2009, (the "Amended and Restated Joint Filing Agreement"), pursuant to which the Reporting Persons agreed to jointly file this Statement and any and all amendments and supplements hereto with the Securities and Exchange Commission.  The Amended and Restated Joint Filing Agreement is filed herewith as Exhibit 4 and incorporated herein by reference.

**Item 7.        Materials To Be Filed As Exhibits**

Item 7 of the Amended Statement has been amended and restated to read as follows:

The following documents are filed herewith or have been previously filed:


1.        Joint Filing Agreement dated as of October 23, 2008 by and among Robert E. Robotti, Robotti & Company, Incorporated, Robotti & Company, LLC, Kenneth R. Wasiak, Ravenswood Management Company, L.L.C., The Ravenswood Investment Company, L.P., and Ravenswood Investments III, L.P.


2.        Letter dated October 21, 2008, from Robotti & Company, LLC, The Ravenswood Investment Company, L.P., and Ravenswood Investments III, L.P. to The Bank of New York Mellon Trust Company, N.A., as Trustee for LL&E Royalty Trust.

3.        Letter dated February 5, 2009, from Robotti & Company, LLC, The Ravenswood Investment Company, L.P., and Ravenswood Investments III, L.P. to The Bank of New York Mellon Trust Company, N.A., as Trustee for LL&E Royalty Trust.

4.        Amended and Restated Joint Filing Agreement dated as of  September 2, 2009 by and among Robert E. Robotti, Robotti & Company, Incorporated, Robotti & Company, LLC, Robotti & Company Advisors, LLC, Kenneth R. Wasiak, Ravenswood Management Company, L.L.C., The Ravenswood Investment Company, L.P., Ravenswood Investments III, L.P., Benjamin Stein, Zachary Sternberg, Spruce House Capital LLC, and Spruce House Partners LP.


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**SIGNATURE**

After reasonable inquiry and to the best of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:        September 2, 2009

Robotti & Company, Incorporated

/s/ Robert E. Robotti
Robert E. Robotti

By:    /s/ Robert E. Robotti
Name: Robert E. Robotti
Title: President and Treasurer

Robotti & Company, LLC

By:    /s/ Robert E. Robotti
Name: Robert E. Robotti
Title: President and Treasurer

Robotti & Company Advisors, LLC

By:    /s/ Robert E. Robotti
Name: Robert E. Robotti
Title: President and Treasurer

Ravenswood Management Company, L.L.C.

By:    /s/ Robert E. Robotti
Name: Robert E. Robotti
Title: Managing Member

/s/ Kenneth R. Wasiak
Kenneth R. Wasiak

Ravenswood Investments III, L.P.

By:    Ravenswood Management Company, L.L.C.
Its General Partner

By:    /s/ Robert E. Robotti
Name: Robert E. Robotti
Title: Managing Member

Ravenswood Investment Company, L.P.

By:    Ravenswood Management Company, L.L.C.
Its General Partner

By:    /s/ Robert E. Robotti
Name: Robert E. Robotti
Title: Managing Member

Spruce House Capital LLC

By:    /s/ Benjamin Stein
Name: Benjamin Stein
Title: Managing Member

/s/ Benjamin Stein
Benjamin Stein

/s/ Zachary Sternberg
Zachary Sternberg

Spruce House Partners LP

By:    Spruce House Capital LLC
Its General Partner

By:    /s/ Benjamin Stein
Name: Benjamin Stein
Title: Managing Member

**Schedule A**

The following table sets forth certain information concerning each of the directors and executive officers of each of the entities named below as of the date hereof.

Robotti & Company, Incorporated,  Robotti & Company, LLC, and Robotti & Company Advisors, LLC

| | |
|---|---|
| Name: | Robert E. Robotti |
| | (Director, President, Treasurer) |
| Citizenship | U.S.A. |
| Principal Occupation: | President and Treasurer, Robotti & Company, Incorporated |
| Business Address: | 110 East 42nd Street, Suite 1100, New York, New York 10017 |
| | |
| Name: | Joseph E. Reilly |
| | (Director, Secretary) |
| Citizenship: | U.S.A. |
| Principal Occupation: | Director and Secretary, Robotti & Company, Incorporated |
| Business Address: | 110 East 42nd Street, Suite 1100, New York, New York 10017 |
| | |
| Name: | Kenneth R. Wasiak |
| | (Director) |
| Citizenship | U.S.A. |
| Principal Occupation: | Consultant, Pustorino, Puglisi & Co., P.C. |
| Business Address: | 515 Madison Avenue, New York, New York 10022 |

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**Exhibit Index**

The following documents are filed herewith or have been previously filed::

| | Exhibit | Page |
|---|---|---|
| (1) | Joint Filing Agreement dated as of October 23, 2008 by and between Robert E. Robotti, Robotti & Company, Incorporated, Robotti & Company, LLC, Kenneth R. Wasiak, Ravenswood Management Company, L.L.C., The Ravenswood Investment Company, L.P., and Ravenswood Investments III, L.P. | Previously Filed |
| (2) | Letter dated October 21, 2008, from Robotti & Company, LLC, The Ravenswood Investment Company, L.P., and Ravenswood Investments III, L.P. to The Bank of New York Mellon Trust Company, N.A., as Trustee for LL&E Royalty Trust. | Previously Filed |
| (3) | Letter dated February 5, 2009, from Robotti & Company, LLC, The Ravenswood Investment Company, L.P., and Ravenswood Investments III, L.P. to The Bank of New York Mellon Trust Company, N.A., as Trustee for LL&E Royalty Trust. | Previously Filed |
| (4) | Amended and Restated Joint Filing Agreement dated as of September 2, 2009 by and among Robert E. Robotti, Robotti & Company, Incorporated, Robotti & Company, LLC, Robotti & Company Advisors, LLC, Kenneth R. Wasiak, Ravenswood Management Company, L.L.C., The Ravenswood Investment Company, L.P., Ravenswood Investments III, L.P., Benjamin Stein, Zachary Sternberg, Spruce House Capital LLC, and Spruce House Partners LP. | Page 22 -23 |

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**Exhibit 4**

**Amended and Restated Joint Filing Agreement**

Whereas, Robert E. Robotti, Robotti & Company, Incorporated, Robotti & Company, LLC, Robotti & Company Advisors, LLC, Kenneth R. Wasiak, Ravenswood Management Company, LLC, The Ravenswood Investment Company, L.P. and Ravenswood Investments III, L.P. (together, "Robotti Parties"), on the one hand, and Spruce House Capital LLC, Spruce House Partners LP, Benjamin F. Stein and Zach Sternberg (together, "Spruce House Parties," and with the Robotti Parties, the "Parties"), on the other hand, have determined to work together relating solely to the purchasing, holding, selling and voting of Units of Beneficial Interest ("Units") of LL&E Royalty Trust ("Trust").

Now therefore, the Parties hereby agree as set forth below:

1.  The undersigned parties hereby agree to the joint filing of the amendment to Statement on Schedule 13D filed herewith, and any amendments hereto, relating to the Units of the Trust with the Securities and Exchange Commission pursuant to Rule 13d-1(k).
2.  The undersigned acknowledge that each shall be responsible for the timely filing of this amendment to the Statement and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.
3.  Each Party agrees to make its own filings of Forms 3, 4 and 5, to the extent necessary, and no Party shall be responsible for the filing, or the completeness and accuracy, of a Form 3, 4 or 5 of any other Party.
4.  The Robotti Parties will share with the Spruce House Parties any information in their possession relating to the Units and the Trust and the Spruce House Parties will share with the Robotti Parties any information in their possession relating to the Units and the Trust, in each case to the extent not limited by law or third party agreement.
5.  The Robotti Parties and the Spruce House Parties agree that they will jointly agree on decisions relating to the purchasing, holding, selling and voting of Units.
6.  Nothing contained in this agreement shall be deemed to create a joint venture between the parties or any agency, partnership or other relationship, nor shall any Robotti Party or any Spruce House Party be deemed to have beneficial ownership of any security beneficially owned by the other by reason of this agreement.
7.  This agreement may be terminated as to any of the undersigned upon such person giving written notice thereof to each of the other persons signature hereto, at the principal office thereof.

Date:          September 2, 2009

                                                            Robotti & Company, Incorporated


_/s/ Robert E. Robotti_____                 By:  _/s/ Robert E. Robotti_____
Robert E. Robotti                                        Name: Robert E. Robotti
                                                              Title: President and Treasurer


Robotti & Company, LLC                            Robotti & Company Advisors, LLC


By:  _/s/ Robert E. Robotti_____           By:  _/s/ Robert E. Robotti_____
     Name: Robert E. Robotti                          Name: Robert E. Robotti
     Title: President and Treasurer                   Title: President and Treasurer

**Exhibit 4: Amended and Restated Filing Agreement (continued)**

Ravenswood Management Company, L.L.C.

By:   /s/ Robert E. Robotti                                                    /s/ Kenneth R. Wasiak
     Name: Robert E. Robotti                                         Kenneth R. Wasiak
     Title: Managing Member

Ravenswood Investments III, L.P.                          Ravenswood Investment Company, L.P.

By:   Ravenswood Management Company, L.L.C.          By:   Ravenswood Management Company, L.L.C.
     Its General Partner                                              Its General Partner

By:   /s/ Robert E. Robotti                                  By:   /s/ Robert E. Robotti
     Name: Robert E. Robotti                                        Name: Robert E. Robotti
     Title: Managing Member                                         Title: Managing Member

Spruce House Capital LLC                                      /s/ Benjamin Stein
                                                              Benjamin Stein

By:   /s/ Benjamin Stein
     Name: Benjamin Stein                                      /s/ Zachary Sternberg
     Title: Managing Member                                    Zachary Sternberg

Spruce House Partners LP

By:   Spruce House Capital LLC
     Its General Partner

By:   /s/ Benjamin Stein
     Name: Benjamin Stein
     Title: Managing Member